RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

3rd April, 2007

Exemption No : 82-35009

Mr. Paul M. Du(
Securities and E>
Division of Corp
Office of Interna
100 F Street, NE
Washington, DC 20549
USA

07022452

SUPPL

Dear Mr. Dudek

Sub : Disclosures made to Indian Stock Exchanges

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr.No. | Particulars |
|---|---|
| 1. | Letters dated 3rd April, 2007 making disclosures under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 on conversion of warrants into equity shares by AAA Power Systems (Global) Private Limited. |

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
JUN 2 2 2007
THOMSON
FINANCIAL

dw 4/10

BEST AVAILABLE COPY

RELIANCE
Anil Dhirubhai Ambani Group

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

3rd April, 2007

The General Manager
The Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

Sub : Disclosures on conversion of warrants into Equity Shares

We enclose herewith the following disclosures as received from M/s AAA Power Systems (Global) Private Limited on conversion of warrants into equity shares.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. Annexure B

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl : a/a

RELIANCE
Anil Dhirubhai Ambani Group

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

3rd April, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub : Disclosures on conversion of warrants into Equity Shares

We enclose herewith the following disclosures as received from M/s AAA Power Systems (Global) Private Limited on conversion of warrants into equity shares.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). Annexure A

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. Annexure B

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl : a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3)

| | | |
|---|---|---|
| Name of the Target company | Reliance Natural Resources Limited | |
| Date of reporting | 03.04.2007 | |
| Names of the stock exchanges where the shares of the target company are listed | (i) Bombay Stock Exchange Limited<br>(ii) The National Stock Exchange of India Ltd. | |
| *Details of the acquisition/sale received in terms of Reg. ~~7(1) and~~ 7(1A)* | | |
| Names of the acquirers/sellers and PACs with them | AAA Power Systems (Global) Private Ltd ,Shri Anil D. Ambani, Smt Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Smt. Kokila D. Ambani, Reliance Innoventures Limited, Hanshdhawni Trading Company Private Ltd, Sonata Investments Limited, Reliance Capital Limited. | |
| Date of Acquisition/sale | 29.03.2007 | |
| Date of intimation by acquirer/seller | 31.03.2007 | |
| Mode of acquisition (e.g., open market / public issue / rights issue / preferential allotment / inter se transfer etc.) | Subscription for conversion of warrants into Equity Shares. | |
| Mode of sale (e.g., open market / MOU / off market etc.) | Not applicable | |
| Particulars of acquisition / sale | Number | % w.r.t. total paid-up capital of Target Company |
| (a) Shares/Voting rights (VR) of the acquirer / seller before acquisition/sale | 60,56,08,142 | 45.09% |
| (b) Shares/ voting rights acquired/sold | 13,00,00,000 | 4.85% |
| (c) Shares/VR of the acquirer/seller after acquisition/sale | 73,56,08,142 | 49.94% |
| Paid-up capital/total voting capital of the target company before the said acquisition | 134,31,30,422 Equity Shares of Rs. 5 each | |
| Paid-up capital/total voting capital of the target company after the said acquisition | 147,31,30,422 Equity Shares of Rs. 5 each | |

**Note :**

The warrants were acquired on 28th April, 2006. The conversion of warrants as aforesaid does not involve any fresh acquisition by purchase of shares. This disclosure is by way of abundant caution to inform of the said conversion.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Place : Mumbai

Date : 03.04.2007

Reliance Natural Resources Limited

## FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

**Regulation 13(6) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company**

| Name & address of shareholders | Shareholding prior to acquisition/ ~~sale~~ | No. & % of shares/voting rights acquired/~~sold~~ | Receipt of allotment advice/~~acquisition of shares/sale of shares~~ – specify | Date of intimation to company | Mode of acquisition on (~~market purchase/ public/ rights~~/preferential offer etc.) | No. & % of shares/voting rights post-acquisition/ ~~sale~~ | Trading member through whom the trade was executed with SEBI Registration no. of the TM | Exchange on which the trade was executed | Buy quantity (Transfer) | Buy value | Sell quantity | Sell value |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA Power Systems (Global) Private Limited<br><br>3rd Floor, Reliance Energy Centre Santa Cruz East Mumbai 400055 022 3032 7409 | 56,82,41,254<br><br>(42.31%) | 13,00,00,000<br><br>(5.09%) | 29.03.07 | 31.03.07 | Please Refer Note | 69,82,41,254<br><br>(47.40%) | N.A. | N.A. | N.A. | N.A. | N.A. | N.A. |

Note :

Subscription for conversion of warrants into equity shares.

Place: Mumbai
Date : 03.04.2007

For Reliance Natural Resources Limited

Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

END